UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

HELIX BIOMEDIX, INC.

(Name of Subject Company (issuer) and Name of Filing Persons (offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David H. Kirske
Vice President and Chief Financial Officer
Helix BioMedix, Inc.
22122 20th Avenue S.E., Suite 148
Bothell, WA 98021
(425) 402-8400
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Jim D. Johnston, Esq.
11808 Northup Way, Suite W-190
Bellevue, Washington 98005
(425) 893-8273

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$10,568,390	$1,243.90

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 6,216,700 warrants to purchase shares of common stock at the tender offer price of $1.70 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Release No. 2004-167 Fee Rate Advisory #6 for Fiscal Year 2005, equals 0.0001177000 of the transaction value.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,243.90
Form or Registration No.: SC TO-I
Filing party: Helix BioMedix, Inc.
Date filed: March 1, 2005

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS.

Item 12 of Schedule TO, Exhibit (a)(1)(A) is hereby deleted and replaced in its entirety by the following:

(a)(1)(A) Warrant Exchange Circular dated February 25, 2005 attached hereto and incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David H. Kirske

(Signature)

David H. Kirske, Vice President and Chief Financial Officer

(Name and title)

March 2, 2005

(Date)

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